February 28, 2005

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street NW

Washington, D.C. 20549

Attn: H. Christopher Owings, Assistant Director

RE:

PRB Gas Transportation, Inc.

Registration Statement on Form S-1/Amendment No. 2

File Number 333-120129

Dear Mr. Owings:

On behalf of PRB Gas Transportation, Inc. (the "Company" or “PRB”) and in response to the Staff's letter to us dated February 11, 2005, we are forwarding for filing concurrently herewith Amendment Number 2 to our Registration Statement on Form S-1 (the “Amendment”). The numbering below corresponds to the numbering in the Staff’s letter to us and we have preceded each response with the text of the question or comment made in the Staff's letter.

General

1.

We note your response to prior comment 1. Please note that section 3(a)(9) of the Securities Act is not available for the exercise of warrants because the exercise involves the payment of consideration.

We have amended the warrant agreements to require cashless exercise and to prohibit exercise for a period of one year from the date of issuance.  We believe that the revised terms meet the requirements of section 3(a)(9) of the Securities Act.

2.

Please update the financial information included in your filing in accordance with the requirements of Rule 3-12 of Regulation S-X.

Our financial information has been updated to include our audited financial statements for the year ended December 31, 2004 and other financial information as required by Rule 3-12 of Regulation S-X.

3.

You now indicate that the use of the proceeds is to retire bank indebtedness and for working capital and general corporate purposes. Please include additional disclosure indicating that the bank indebtedness arose from the Bear Paw acquisition.

We have included the additional disclosure as requested.

Our Series A and Series B preferred stockholders ... , page 8

4.

Please delete the mitigating language that appears in the first sentence of this risk factor.

We have deleted the mitigating language in the first sentence as requested.

Use of Proceeds, page 10

5.

We note your response to prior comment 10. For each purpose you have identified, disclose an approximate dollar amount of the net proceeds you will allocate to that purpose.

PRB is a young company with a number of projects in early discussion stages. None of these discussions is sufficiently advanced for us to be able to make reasonable assessments of expenditure. We believe that any attempt to do so at this time would be inaccurate. As a result, we have expanded the discussion to note more fully that there are no definite plans for any specific use of proceeds other than the retirement of the bank line of credit.

6.

Disclose the specific date of maturity related to the line of credit. See instruction 4 to Item 504 of Regulation S-K.

We have disclosed that the specific date of maturity is the earlier of March

31, 2005 or within three days following funding of the initial public offering.

Capitalization, page 11

7.

You assume that the proceeds of the offering will be used to repay the $1.5 million line of credit. The terms of the line of credit require payment by March 2005. If you are unable to complete the offering by March 2005, please revise your filing to indicate the source(s) of liquidity for the $1.5 million payment and the potential ramifications to you if the payment is not made timely.

Although the bank has advised us of its willingness to extend our line of credit “until completion date” of our public offering (“IPO”) and the pledgor of a certificate of deposit has confirmed to us that he would continue to maintain that collateral on deposit with the bank until the earlier of the IPO or the bank’s extension of the maturity date, we have added a risk factor that addresses consequences to us in the event we do not have the funds to repay this loan obligation.

Subsequent events, page 28

8.

We note your response to prior comment 18. You indicate that you conducted a private placement during September through December 2004 that commenced before the filing of this registration statement and continued concurrent with this registration statement. As previously indicated, we deem the filing of a registration statement to be a general solicitation. It appears that you have engaged in a general solicitation not compatible with a private placement under Rule 506 of Regulation D or Section 4(2) of the Securities Act.

You have provided your analysis under the five-factor test as to why the private placement should not be integrated with the offering contemplated by the registration statement. However, we note that (1) one of the stated purposes of the private placement was to repay the Bear Paw promissory note and that the registration statement filed on November 1, 2004 indicated that you intended to use the proceeds from the initial public offering for the same purpose, (2) the offers took place at or about the same time, (3) you received the same consideration, and (4) you issued securities immediately convertible into common stock, the security being registered on this registration statement. Please expand your analysis as to why you believe that this private placement complies with Section 5 of the Securities Act. In the alternative, consider including risk factor disclosure regarding the amount of the potential rescission liability that you may have with respect to the Series C Convertible Stock and consider whether any contingent liability for damages must be reflected in the financial statements.

Release No.

33-4552 states that “Whether a transaction is one not involving any public offering is essentially a question of fact and necessitates a consideration of all  surrounding circumstances, including such factors as the relationship between the offerees and the issuer, the nature, scope, size, type and manner of the offering.” While Rule 502(c) prohibits the issuer or any person acting on the issuer's behalf from offering or selling securities by any form of general solicitation or general advertising, Interpretive Release 33-6455 notes that “(t)he analysis of facts under Rule 502(c) can be divided into two separate inquiries. First, is the communication in question a general solicitation or general advertisement? Second, if it is, is it being used by the issuer or by someone on the issuer's behalf to offer or sell the securities? If either question can be answered in the negative, then the issuer will not be in violation of Rule 502(c).” PRB believes that each of these questions is answered in the negative.  As we have previously noted, (i) PRB received commitments for the purchases before the filing of the registration statement, and (ii) the persons who purchased are all accredited investors with close ties to the Company and its chief executive officer. In fact as we have previously noted, approximately 44% of the Series C stock was purchased by our chief executive officer and his wife, our president, our vice president and counsel.

Taking those considerations into the balance along with our prior analysis we continue to believe that the Series C preferred stock offering should not be viewed as a “general solicitation” incompatible with an exempt private placement. We have added, however, in response to the staff’s comment, the following risk factor commencing on page 7 of the registration statement:

“We may be required to rescind the sale of up to $1,233,000 of stock if our private placement of Series C preferred stock is deemed to have violated federal and state securities laws.

In December 2004 we received $1,233,000 from the sale of 411,000 shares of Series C convertible preferred stock. We paid no cash or other commissions or finders’ fees in connection with this offering. In the view of the Securities and Exchange Commission, this placement might not have been eligible for an exemption from registration under the Securities Act of 1933.  In the absence of such an exemption, investors could bring suit against us to rescind their stock purchases, in which event we could be liable for rescission payments to these investors of up to $1,233,000, exclusive of interest and costs.”

Business, page 30

9.

We note your response to prior comment 21. Please file the material gas gathering and transportation agreements, or provide an argument based on Item 601(b)(10) of Regulation S-K as to why you should not be required to file these agreements. While we understand your concern that disclosure of certain terms would be detrimental to your business, the confidential treatment request procedure is available if your contracts contain sensitive data.

While we believe that our business is not substantially dependent (when viewed within the provisions of Item 601(b)(10)) upon any one gathering contract, we have filed three of our gathering contracts as Exhibits 10.10, 10.11 and 10.12.  These contracts represent 27.8%, 23.6%  and 17.5% of our revenues for the year ended December 31, 2004.

Stock Ownership of Management and Principal Stockholders, page 46

10.

Please disclose the amount of securities that each of the holders identified in this section will sell under the selling stockholder prospectus that forms a part of this registration statement.

We have expanded the disclosure as requested.

Certain Relationships and Related Transactions, page 47

11.

Please revise the title of this section to read “Certain Relationships and Related Transactions” as Item 404 classifies this information.

We have revised the title to read as requested.

12.

We note your response to prior comment 27. Please discuss the loan you received from a related party to acquire Mr. Norris’ securities, or expand your argument to indicate that this preferred stockholder has not at any time held or had control over more than five percent of your common stock on an as-converted basis or your preferred stock. If additional disclosure is required, include the name of the lender, the terms of the loan and the relationship of the lender to you. Please also include information about the lender’s preferred holdings.

We have expanded the disclosure as requested.

13.

It appears that Mr. Wright issued Series A investors options to acquire some of his holdings. Please indicate what exemption from registration Mr. Wright relied upon for this offering.

Mr. Wright entered into this agreement around the inception of the Company in connection with a stock purchase agreement between JMGG Partners, Ltd. and the Company (as discussed below in response to comment 26.) To put this agreement in context, when JMGG agreed to purchase the Series A Stock at or around the organization of the Company, Robert W. Wright and Kevin P. Norris had identified but not yet completed the acquisition of assets from TOP Gathering LLC. At the time of JMGG’s investment, the Company had no significant assets and no operating business. As an inducement to JMGG to invest $5,000,000, constituting almost all of the acquisition and working capital of the Company, for a then resulting post-investment valuation for the Company of more than $8,333,000, JMGG demanded the conditional right to acquire some of Mr. Wright’s common stock for $0.0125 per share. The theory  being that if Mr. Wright did not remain in the employ of the Company for certain periods identified within the stock purchase agreement, the initial pre-money valuation of the Company, agreed upon at arm’s length negotiations between the parties, would be vastly too high without Mr. Wright running the Company.  Absent those assurances, JMGG would not have made its investment. The very nominal consideration to be paid was the same price per share of common stock that Mr. Wright paid for his shares on the organization of the Company. These transactions were privately negotiated and agreed upon between highly experienced, accredited investors who were represented by counsel. There was no advertising or public solicitation in connection with the transaction by the issuer or anyone acting on the issuer's behalf. Against this backdrop and as discussed below, the Company believes that these transactions meet the standards of the exemptions allowed under Section 4(1) and 4 (2) of the Securities Act.

Financial Statements

PRB Gas Transportation June 30. 2004 (audited) and September 30, 2004 (unaudited)

Statement of Changes in Stockholders’ Equity. page F-5

14.

We note your response to prior comment 42. Help us better understand how you determined that the issuance of the Series C Convertible Preferred Stock at a rate per share materially lower than the IPO price did not result in a compensation charge given that it appears that a substantial portion of the sales were to officers and related parties. You indicate that certain provisions of the Series C Convertible Preferred Stock (e.g., lock-up provisions) serve to reduce the value of the shares. It is not clear to us how you assessed the relative value of such provisions in determining that no compensation charge was necessary. Please reconcile and explain, in greater detail, the difference between the sale price and the IPO price.

We have revised the accounting for the sale of the Series C preferred stock to reflect deemed compensation expense for those shares purchased by officers and related parties, and to reflect a deemed dividend for other investors.

Note 8. Stockholders’ Equity

Equity Compensation Plan. page F-16

15.

We note your response to comment 46 and your reference to Kaneb Services LLC as support for utilizing an expected volatility of 5% to calculate pro forma stock compensation expense disclosure and valuation of warrants issued to consultants. Several companies in the gas transmission industry (SIC 4922) use an expected volatility of between 20% and 50%. Other companies in the industry (SIC 5172), upon which you have patterned your volatility assumptions, use expected volatilities of at least 20%. In light of this, supplementally tell us why you believe it is reasonable to use a volatility figure that is much lower than that of your peers. Please provide detailed support in your response. If you do not have any detailed support for your assumption, please revise your filing to reflect a volatility figure consistent with the guidance in paragraph 285(b) and Appendix F of SFAS 123 and provide us with the calculations supporting your revised disclosure. Please note that we object to management’s identification of a single peer company in light of the fact that there are numerous similar filers with whom you could be compared and all of those filers appear to have materially higher volatility than the entity with which you compare yourself.

We have revised our anticipated volatility figure as requested. Please see Exhibit A for our calculations supporting the revised disclosure.

PRB Gas Transportation, Inc. Subsequent Events. page F-20

16.

You indicate that a preferred shareholder (“Pledgor”) pledged a certificate of deposit in the amount of $1 million for the bank line of credit. Please indicate the identity of the pledgor in the certain relationships and related transactions section and include risk factor disclosure about the potential ramifications of a default on your structure.

We have expanded the disclosure regarding the identity of the pledgor and have added a risk factor that addresses the ramifications in the event we do not have the funds to repay this line of credit.

Certain Gas Gathering Assets of Bear Paw Energy, LLC

Statements of Revenues and Direct Operating Expenses, page F-37

17.

In a footnote, please describe the nature of “Other operating expenses.”

We have added a footnote describing the nature of other operating expenses.

18.

In a footnote, please disclose the allocation methodology used to arrive at depreciation and impairment amounts for all periods presented.

We based depreciation and impairment charges on actual historical records and used no allocation methodology.

19.

Please revise your discussion of the purchase price allocation to indicate that you have not determined the value of the asset retirement obligation (ARO) to be assumed as referenced on page F-8 and F-44. Revise the discussion on pages F-8, F-37 and F-44 to provide the reader with the context to understand the extent to which you believe that recognition of the ARO will result in a material change in the assets acquired and liabilities assumed and the level of expenses to be recognized in future periods. If you know at least a preliminary range of the value of the ARO, please disclose. Also, you should revise the title of the Statement of Assets Acquired to reflect the fact that you have assumed certain liabilities, notwithstanding the fact that you have not yet allocated a fair value to those liabilities. Please include a line item on the revised Statement of Assets Acquired and Liabilities Assumed titled “Asset Retirement Obligation” and include a cross reference to the revised note where you discuss that the fair value of such liability has not yet been determined.

We have revised the discussion of the purchase price allocation, revised the title of the Statement of Assets Acquired and modified the financial statement disclosures as requested.

Unaudited Pro forma Combined Statements of Operations

20.

As the Certain Gas Assets of Bear Paw Energy LLC and TOP Gathering LLC were formerly tax exempt entities, please revise your disclosures to present pro forma EPS and tax data based on PRB Gas Transportation’s current tax status. The pro forma information may be presented here, or, preferably, on the face of PRB Gas Transportation’s historical financial statements. If you omit an income tax expense line item because you expect that you would be able to offset any tax due through absorption of net operating loss (NOL) carryforwards, please provide a note to the pro fauna financial statements to explain and provide context for a reader to understand the extent to which application of NOL carryforwards could be used to offset future taxable income.

We have added a line item for income tax expense and added a footnote discussing the historical tax status.

21.

Supplementally tell us in greater detail how you factually support the estimate of incremental general and administrative expenses for corporate office overhead functions not previously required. Unless your estimate is based on firm contractual employment agreements, purchase orders, etc. for all costs included in your assumptions we believe such disclosure would more appropriately be reflected as forward-looking information for the reader rather than as a pro forma adjustment. Please advise or revise.

We have deleted this adjustment.

22.

Your issuance of Series C Convertible Preferred Stock at a rate per share less than the IPO price appears to result in a nominal issuance of stock as that term is defined in SAB Topic 4:D. Please revise your pro forma earnings per share (BPS) calculation for all periods presented where net income is positive, if applicable, to reflect the assumed conversion of the 411,000 shares of Series C Convertible Preferred Stock consistent with the guidance in SAB Topic 4:D.

We believe that the suggested revisions are not applicable as there is no net income from pro forma operations.

23.

Please revise your pro forma financial statements to remove the pro forma adjustment related to impairment of certain Bear Paw historical assets. Historical infrequent or nonrecurring items included in the underlying historical financial statements of Bear Paw may not be eliminated for pro forma purposes since such transactions are not a direct result of the Bear Paw transaction.

We have deleted this adjustment.

Item 15. Recent Sales..., page II-2

24.

In your discussion of the accredited investor standard, please include the rules for partnerships and trusts as it appears that a number of partnerships and trusts were involved in the purchase of your convertible securities. Additionally, you may wish to reevaluate whether the partnerships and trusts were accredited investors under the standards applicable to those entities.

We have expanded the discussion as requested.

25.

In the Series A Convertible Preferred issuance, it appears that you issued shares to JMGG Partners. As the general partner of JMGG Partners, it appears that John McGrain may have been a control person of you after the issuance of the Series A securities. If so, please identify Mr. McGrain as a former control person of you, and identify any transaction he may have conducted with you.

We have identified Mr. McGrain as a former control person and have expanded the discussion, to identify transactions between him and PRB, in the Certain Relationships and Related Transactions section.

26.

In the Series A Convertible Preferred issuance, it appears that JMGG engaged in a distribution to its limited partners. Please provide us with the written materials and subscription agreement for the initial placement and any subsequent placements. Similarly, please provide subscription agreements for each of the private placements you have conducted. Additionally, indicate what exemption from registration was relied upon for the transaction, and tell us whether JMGG acted as an underwriter.

We have provided along with this letter as Exhibit B the securities purchase agreement between the Company and JMGG. We have also provided as Exhibit C and Exhibit D a copy of the Partnership Agreement and Subscription Agreement of JMGG Partners, Ltd., respectively. We are  further delivering the forms of subscription agreements utilized by the Company in connection with the Series B and Series C placements, as Exhibit E and Exhibit F. The private placement memorandum utilized by the Company for the Series C preferred accompanies this letter as Exhibit G.

For the reasons indicated within our response to your comment number 28 below, JMGG did not engage in a “distribution” within the meaning of Section 2 (11) of the Securities Act when, in connection with a liquidation of its  assets in June 2004, JMGG delivered its securities to the partners pro rata to their interests without payments of any kind to or from anyone in connection with the liquidation of JMGG. The delivery of securities to partners by JMGG on liquidation does not constitute a “sale” for purposes of the securities laws because no investment decision was made by the limited partners and no consideration was paid by them. As further described in our response to comment number 28 below, JMGG did not act as an underwriter. Neither JMGG nor any of its partners took the securities with a view to resale or other distribution.

27.

It also appears that at least one distribution is ongoing in the Series B Convertible Preferred. Please indicate whether LGS registered or used an exemption for the put right offered to share recipients. It also appears that the shares distributed by LGS have not settled since the recipients have the right to put the securities back to LGS. Please provide your analysis of how the placement is completed. Also, please tell us how many of the 63 investors in the Series B Convertible Preferred offering were accredited investors.

The Company completed the sale of the Series B stock in May 2004. One of the investors in that offering is LGS, a California limited partnership. Seven of its limited partners, although believed by the Company to be sophisticated and able to evaluate as well as to bear the risks associated with their investment in LGS (based upon representations by LGS’s general partner), are natural persons who appear not to be “accredited investors” within the meaning of Rule 501 (5) or (6). The sole general partner of LGS, Linda G. Sexton, is an accredited investor, is an investor in LGS and is also a holder of Series A stock. Ms. Sexton is a personal friend of the seven persons mentioned above and purely as an accommodation to those investors allowed them the right to sell their partnership interests back to her. This right expires on the effective date of the PRB public offering. No one else has that right. LGS did not consult with PRB regarding the granting of this right to LGS’ limited partners. Ms Sexton does not receive any compensation or other emolument for acting as general partner. Moreover, because LGS did not seek to secure additional funds from its partners beyond the basic price per share of the Series B stock, Ms. Sexton as the general partner incurs and pays expenses on behalf of the partnership for which she is not being reimbursed. The Commission has stated in a no action letter that a placement is complete on the date that the purchaser’s obligations are binding. LGS (which is the owner of the Series B stock on behalf of its partners) has no rights with respect to the Series B that are different from other holders of the Series B preferred. No limited partner has the right to vote any of the securities, or has any other direct rights with respect to the disposition of securities, owned by LGS. As a consequence, there is no “ongoing” distribution of the Series B stock. LGS has distributed no shares to its partners and the partners in effect only have the right to “re-arrange” partnership interests among themselves.

Except for the seven non-accredited persons who are LGS limited partners, the Company believes that all of the Series B investors, including partnerships, limited liability companies and trusts, were accredited investors within the meaning of Regulation D at the time the offering was conducted.

28.

Please tell us how the partnership distributions comply with your obligation under Rule 502(d)(1) of Regulation D.

 JMGG acquired the Series A stock at or around the organization of the Company in a negotiated transaction between the Company and JMGG. As a partnership formed for the purpose of making an investment in the Company, JMGG acquired these securities on behalf of its partners who are the underlying  beneficial owners of JMGG’s Series A stock. Each of JMGG’s partners is an accredited investor who is also experienced in making investments in restricted and illiquid securities. The JMGG partners could have purchased the securities directly from the Company under the same exemption. The Series A shares are restricted securities and each outstanding certificate evidencing the Series A shares bears a prominent legend attesting to that status and to restrictions on transferability. Rule 502(d) states in effect that restricted securities cannot be resold without registration under the Securities Act or an exemption therefrom. Neither JMGG nor any of its partners purchased these securities with a view to resale or in any other manner contrary to the terms of that legend. The liquidation of JMGG and the distribution of the partnership assets to the partnership’s investors pro rata based on their ownership interests, approximately six months after the investment does not constitute a “sale” or disposition for value, nor does it render the partnership an “underwriter” within the meaning of Section 2(11). The limited partners of JMGG made no investment decision at the time of JMGG’s liquidation and no consideration was paid at the time of the liquidation. The liquidation of JMGG’s only asset to the limited partners, after approximately six months of experience in operating the partnership, was also premised on avoiding the ongoing administrative costs and dislocations of managing the partnership’s affairs which included distributing checks, providing reports and maintaining records.  Each of the Series A holders has acquired the securities for itself and not for other persons. We believe that these facts reflect full compliance with Rule 502(d)(1).

29.

It appears that all of the private placements made since January 2004 should be integrated with each other. Please tell us under Rule 502(a) of Regulation D why you believe that the placements made by you should not be integrated considering the proximity in time, similar structure and similar purpose.

We respectfully submit that our Series A, B and C preferred stock private placements should not be integrated with each other as they represent three independent and distinct transactions for separate, specific purposes, made at different times with different securities.

The Series A private placement was conducted for the exclusive purpose of acquiring the operating assets of TOP. The Series B private placement was conducted to fund a second and larger acquisition, Bear Paw, that was not anticipated at the time of the TOP acquisition. The Series C private placement was conducted to provide working capital and to repay a bridge loan used to re-purchase a former shareholder’s common stock.

Although each series of preferred stock may be convertible into an equal number of common shares, the Series A shares bear a 10% annual dividend, the Series B shares bear a 5% annual dividend and the Series C shares bear no dividend.  The Series A price per share is materially lower than the price per share for the Series B stock. The Series A and B shares have the right to elect three of our five directors, while the Series C only votes on an equal basis with the common stock. The liquidation preferences of the Series C stock is junior to those of the Series A and Series B stock and the lockup arrangements for the Series C is more onerous than those established for the other classes of preferred stock. The risks and benefits associated with each class are markedly different. As a result, we respectfully conclude that the sales of the preferred stock:

•

are not part of a single plan of financing

•

do not involve issuances of the same class of securities

•

were not made at the same time, and

•

were not made for the same general purposes.

Although the same type of consideration was received, namely cash, the factors to be considered under Rule 502 and Securities Act Release 33-4552 in determining whether offers and sales should be integrated for purposes of the exemptions under Regulation D overwhelmingly, in our view, support a conclusion that the offerings ought not to be integrated.

30.

Please identify by name the members of Resch Polster Alpert & Berger who received warrants.

We have revised the disclosure to indicate that the warrants have been granted to Aaron A. Grunfeld.

Exhibit 5.1

31.

We note that counsel’s legal opinion relates solely to the 2,300,000 securities to be issued in the underwritten offering. Please request that counsel file a legal opinion that also relates to the securities that are being registered for resale.

The legal opinion has been revised as requested.

Consent of Independent Registered Public Accounting Firm

32.

Please correct the name of TOP Gathering and its audit report date in your updated consent.

The name has been corrected.

We are also forwarding marked copies of the Amendment to assist the staff in expediting the review process. Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with us. Thank you.

Respectfully yours,

(signed)Aaron A. Grunfeld

cc:

George F. Ohsiek Jr., Branch Chief

Lisa Beth Lentini

Ta Tanisha Henderson

Exhibit Index
Exhibit
Memorandum regarding volatility calculation	A
Securities Purchase Agreement – JMGG Partners	B
JMGG Partnership Agreement	C
Series B Subscription Agreement	D
Series C Subscription Agreement	E
Series C Private Placement Memorandum	F